Exhibit 99.1

Namib Minerals –Operational Update

New York, June 02, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (Nasdaq: NAMM) (“Namib Minerals” or the “Company”) today provided an update on the Mill Expansion Project at How Mine, a key component of the Company’s strategy to expand processing capacity and grow gold output at its flagship asset.

The Company is pleased to announce that the civil works on the mill installation are at an advanced stage. The raft foundation, mill plinth and tower foundations have been completed.

Furthermore, the principal mechanical components have been delivered to site, including the mill shell, which will help ensure that the project remains on pace to be completed on time. In respect of power, factory acceptance tests for the project transformer and starter have been completed

Civil, mechanical and electrical installation works on site are underway, with engineering, procurement and contractor management activities continuing across the project workstreams.

The Company remains on track to complete the construction and commissioning within the timeline previously communicated, namely, H2 2026. The Company will provide further updates as additional project milestones are achieved.

The is an update on work completed to date and the present status of equipment and contracts.

Forward-Looking Statements

This update may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements that refer to estimates, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, our management teams’ expectations regarding the timeline to complete the Mill Expansion Project at How Mine. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties including that unexpected delays in obtaining materials, completing project milestones or from accidents may occur. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the filings we make with Securities and Exchange Commission. We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contact:

Investor Relations:

https://www.namibminerals.com/about-us/contact-us

IR@namibminerals.com